Exhibit 24.1

The Day That Will Change Market Structure
Themis’ Take: May 6, 2010
Courtesy of Tyler Durden
May 6 market commentary from our friends at Themis Trading

Today’s action left us amazed, and we have been warning about this stuff since December 2008. Where do we even start? Yesterday afternoon and evening all the business programming focused on how the markets were in turmoil, and Greece this, and overdue correction that, and fat finger the other thing. They couldn’t even recognize the story, as even the business media doesn’t understand that the markets are a changed structure and beast. The story is not a key-punch error. The story is a failed market structure. The market failed today.

The market melted down and “liquidity providers” quickly pulled all bids. According to today’s Wall Street Journal, high frequency firm, Tradebot, closed down its computer systems completely, as did New Jersey’s own Tradeworx, who was so critical of our silly market structure comments in their SEC comment letter. By the way, if you don’t know who or what Tradebot is, it is the proprietary trading engine that used to be part of the BATS exchange. In fact the reason BATS was rolled out as an exchange to begin with was to lower costs and facilitate trades for Tradebot (Tradebot’s 1251 NW Briarcliff Pkwy Kansas City address is next door to BATS’s North Mulberry Drive address fyi). In the WSJ article Mr. Cummings said his Tradebot system was designed to stop trading when the market becomes too volatile, because he “doesn’t want to compound the problem.” Too bad he doesn’t understand that that was and is the problem. To make matters worse, while some high frequency firms shut down yesterday and pulled their bids, as we warned they would do for over a year and a half, other high frequency firms turned from being liquidity providers to liquidity demanders, as they turned around and indiscriminately hit bids like Randolph and Mortimer Duke.

We are just plain outraged, and think every investor and market participant in the USA should share this outrage. They were sold a lie. How many times over the last year have we all heard that HFT liquidity was a blessing that lowered costs and helped investors, and that it would be there in stressful markets just like the market makers and specialists they replaced were there? How many times have you read in the big media that HFT helped the markets perform brilliantly during the global meltdown in 2008 and 2009? We said it before and we say it now. Lies.

Not so long ago, if our markets experienced severe stress, and certainly a "fat finger", human wisdom would intervene. Reasons for the stress would be ascertained, trading in affected stocks would be slowed or halted, stabilizing bids would be initiated as needed, and severe volatility would be dealt with in a calm and reasoned manner. Today, the human specialist model has been replaced by an automated market maker model. Our market structure has evolved. It has evolved, not by design, or a well-thought and reasoned plan, but it has evolved to cater to masters of expensive technology, deployed unfettered by participants whose only concern is to squeeze out every last picosecond and fractional cent before they move on to other countries’ markets and asset classes. The for-profit exchange model at every chance sacrifices the protection of long term investor interests for the profitability of serving hyper-leveraged intraday speculators. By the way FLASH orders are still utilized at Direct Edge, but that is here nor there.

Today’s price swings in a great number of stocks highlight the inherent and systemic risk of our automated stock market, which has few checks and balances in place.  Once the market sensed stress, the bids were cancelled and market sell orders chased prices down to the lowest possible point. Investors who thought they were protecting themselves with the prudent use of stop orders were left with fills that were far away from the closing price. We warned of the potential for HFT to behave this way when we met with and showed our regulators the NY Fed study that highlighted HFT’s vanishing act around stressful news announcements in the currency markets.

We read this in a recent comment letter to the SEC about HFT and couldn’t agree more: "When markets are in equilibrium these new participants increase available liquidity and tighten spreads. When markets face liquidity demands these new participants increase spreads and price volatility and savage investor confidence."

The EXCHANGES’s response late yesterday was to cancel trades that moved by more than 60%. Yes 60%. SO if you bought a stock at $21, put in a stop-loss market order at $20 (expecting to get filled in a market decline of somewhere less than but close to $20), and got filled at $10 (yes this happened and worse), your trade stands! And if you bought this same company’s stock (that fell from $20 to $3 before closing back at $18) at $3 and sold it at $14 thinking you made a big profit, your buy is cancelled, you are short stock at $14, you have a loss, and the futures are green this morning. Inspires investor confidence, right? With this wise remedy and redress by our exchanges, along with their other maneuvers (stay tuned for our coming Data Feed White Paper), one can’t help but be confident in playing ball on this level playing field. NOT.

Today’s severe market drop should never have happened.  The US equity market had at been hailed as the best, most liquid market in the world. The market action of May 6th has demonstrated that our equity market has major systemic risks built into it.  There was a time today when folks didn’t know the true price and value of a stock. The price discovery process ceased to exist. High frequency firms have always insisted that their mini-scalping activities stabilized markets and provided liquidity, and on May 6th they just shut down. They pulled the plug, as we always said they would, and they even admit it in the papers this morning. We need a new mousetrap. This is not an isolated incident, and it will happen again.

 Study Sees Block Orders Getting Picked Off
Traders Magazine Online News, March 5, 2010
James Ramage

Fleet-footed traders using sophisticated software and high-frequency strategies are sniffing out block orders and running ahead of them in the marketplace, according to a recent study by Quantitative Services Group.

The QSG study says that high-frequency traders--also referred to as "information arbitrageurs" who use pattern-recognition software--see footprints that block orders leave from algorithmic trades. The high-frequency traders then buy alongside institutions, pushing up the price they pay. They then sell the stock to the institutions for a profit, according to Tim Sargent, president and chief executive of the Naperville, Ill-based provider of transaction cost analysis research.

During the run-up, block order prices can jump by as much as 40 basis points, which is substantial, Sargent said. And they reverse by as much as 10 basis points five minutes after the trade is done.  "And that adds insult to injury," he added. "Not only are you oftentimes paying up to get into the position, but then it's reversing right away. It's a real sign of a predatory kind of position."

For the past eight years, QSG has been developing and using measurement technology to identify orders that encounter cost run-ups and reversals in real time, Sargent said. The technology and study originated from the firm's push to understand how market structure drives trading costs. It has built a product it will soon release that tells traders when anticipatory strategies are working against their orders in real time.

About 20 percent of the orders in the study had "significantly" higher-than-average costs of acquiring liquidity, Sargent said. The run-ups are usually followed by price-reversals. QSG found the high liquidity charges and subsequent price reversals as convincing evidence that there are high-frequency traders in the markets who are sniffing out--and picking off--institutional orders, according to Alex Hagmeyer, a senior analyst there.  QSG, whose client base includes traditional long-onlys and hedge funds, analyzed its client executions from Aug. 18, 2009 through Jan. 21, 2010. It looked at nearly 10,000 individual orders that exceeded 5 percent of the stock's average daily trading volume. Nearly three-quarters of the orders on which QSG focused involved small- and mid-cap names.

According to the study, high-frequency trading firms with strategies designed for short-term gains run vast amounts of execution data through sophisticated pattern recognition software to determine the direction of prices and find signals generated by large orders. Once they detect, say, a large buy order, they place marketable bids higher than the best offer continuously and buy alongside the institutional order. This pushes up the National Best Bid and Offer. When the high-frequency firm detects that the institution is done buying, it'll immediately offset the position. This produces a rapid price reversal. Standard VWAP and arrival price trade-cost analysis fail to track this properly, Sargent said. QSG developed for its study, a way of to monitor algorithm child orders to calculate the cost to access liquidity.

Anticipatory strategies are an old trading practice. Today's high-frequency trading strategies are just the latest iteration and aren't illegal, Sargent said. And the study makes no claim that these strategies should be outlawed. But Sargent added that firms need to be aware of the execution providers, algos and venues that allow such practices to flourish.

"We're trying to find the areas where using the electronic systems, or these algos, are working to our institutional clients' disadvantage," he said. "One of the obvious areas is your costs of putting a position on, your footprint--the cumulative concessions you have to pay to get into a name."

In November, QSG released a study on how certain high-frequency trading strategies pick off volume-weighted average price orders and lead to higher impact costs. Despite the two studies, Sargent said QSG doesn't have it in for high-frequency trading. Each study is intended to shed light on the risks associated with QSG'S clients' order flow in an environment in which these strategies are dominant.

Consultant Matthew Samelson, a principal at Stamford, Conn.-based Woodbine Associates, read the study. He said it shed new light on how the presence of high-frequency traders affects active managers and momentum traders. "What they conclude is if you're an active equity manager and you're trading into or out of positions--or you're a momentum trader--your cumulative trading costs are greater," Samelson said.

Still, the study might have benefited from looking at a wider spectrum of stocks, said Peter Weiler, executive vice president of sales and client services at Abel/Noser, a brokerage that develops trade-cost technology. If you have a study encompassing all trading, he added, it's the natural order of things for there to be reversions in the marketplace that have nothing to do with high-frequency trading, specifically in very low-volume names. Logically speaking, high-frequency trading is not happening in low-frequency names, Weiler said.

In fact, trading costs have fallen since high-frequency trading increased its overall share of average daily volume, Weiler said. "We haven't seen anything definitive in our universe about that type of volume that's out there and whether [high-frequency traders] are having any sort of effect on trading," he said. "At the very least, it's almost more of a neutral-type of phenomenon."

Goldman Sachs Tops JPMorgan as World’s Best Broker
(Excerpt from Bloomberg Article)

By Jeff Kearns, Whitney Kisling and Nina Mehta Jan. 29, 2010
Costs Per Trade

Goldman customers lost an average 0.275 percent, or 27.52 basis points, when they bought or sold through the bank, according to Ancerno’s world ranking. (A basis point is 0.01 percentage point.) For instance, a customer who placed an order to buy 50,000 shares at $10 each would get the shares for an average price of slightly less than $10.03. Bank of America’s customers lost 32.67 basis points, while Morgan Stanley’s lost 33.61.

The biggest brokers -- with their math whizzes, algorithms and flexibility to commit their firms’ money -- had the advantage as the Standard & Poor’s 500 Index posted the biggest percentage decline since 1937 in 2008 and volatility soared. Trading volume climbed 12 percent from the third quarter of 2008 to the fourth and then 3.8 percent in the next quarter. On average, 10.4 billion shares a day changed hands on U.S. exchanges during the 12 months ended on June 30, 2009.

Widest Swings
U.S. stocks had their most-violent swings in almost eight decades in 2008, pushing the Chicago Board Options Exchange Volatility Index, or VIX, to a record 80.86 in November of that year. The index, which measures the cost of using options as insurance against S&P 500 declines, is a gauge of investor uncertainty. It averaged 20.28 over its two-decade history and 38.91 in the first half of 2009.
Increased volatility makes it costlier for brokers to buy and sell the large blocks of stock that account for the biggest share of institutional orders.

In North America, costs roughly tripled for the top five brokers, causing customers to pay, on average, 25.42 to 34.10 basis points. Institutional investors around the world paid $28.2 billion in trading commissions in 2009, compared with $30.7 billion in 2008 and $26 billion in 2007, according to Greenwich Associates in Stamford, Connecticut.
With so much money at stake, the technology arms race that spawned millions of dollars’ worth of buzzing computers in Secaucus shows no sign of letting up.

“Equities is a technology business now,” Tabb Group’s McPartland says.
What the humans need to do is to make sure their firms have the best equipment, trading know-how and programmers.

World’s Best Brokers

Broker	Loss,* in basis points
Goldman Sachs	-27.5
Bank of America Merrill Lynch	-32.7
Morgan Stanley	-33.6
Barclays Capital	-34.2
JPMorgan Chase	-34.2
Investment Technology Group	-35.6
UBS	-36.3
Deutsche Bank	-38.8
Citigroup	-39.7
Credit Suisse	-41.3

     * For brokerage clients in the four quarters ended on June
30, 2009, based on the difference between the executed stock price and the price when the order was placed. Source: Ancerno

The New Masters of Wall Street
Liz Moyer and Emily Lambert, 09.02.09, 06:00 PM EDT

A brash new generation of traders is making a fortune by remaking financial markets. Political furor aside, that's good for the little guy.

Daniel Tierney and Stephen Schuler share a lot of traits with many other enigmatic traders populating the financial world. Their firm, Global Electronic Trading Co., is tucked behind a nondescript door on the second floor of the Chicago Board of Trade's art deco building. Until this summer, when it added some company specifics, its Web site contained little more than a reading list with recommendations like Reminiscences of a Stock Operator. Not a single photo is publicly available of either of its principals.
What distinguishes Tierney and Schuler is that Getco, as their firm is known, currently buys and sells 15% of all the stocks traded in the U.S., ranking it among the likes of Goldman Sachs and Fidelity Investments. Getco was reportedly valued at $1 billion two years ago and is rumored to have earned roughly half as much as that in net profit last year alone. Tierney, 39, and Schuler, 47, are among Wall Street's super-nouveau-riche.

"We translate technology innovation into making financial markets more efficient," Tierney says in a carefully worded interview.
Getco earns its outsize profits buying and selling securities up to thousands of times a second. This frenetic profession has come to be known as high-frequency trading, and in recent months it has emerged as the hottest ticket on Wall Street. Even as financial markets collapsed last year, high-frequency traders collectively enjoyed $21 billion in gross profit, according to Tabb Group. On the NYSE, daily volume surged 43% through June from a year earlier to 6.2 billion shares; high-frequency traders are believed to account for 50% to 70% of the activity and similar proportions in electronic futures and options markets.

In the process they have ushered in the most wrenching, and controversial, transition in the history of U.S. securities markets. For decades the New York Stock Exchange towered over U.S. equity trading, with its market share rarely dipping below 80%. Nasdaq and other electronic rivals slowly chipped away at it. But the real shakeup has come very recently at the hands of high-frequency traders and the band of scrappy exchanges that have popped up in their orbit. In the past two years they have collectively cut, from 50% to 28%, the share of equity volume controlled by the NYSE, even as it has sacrificed its iconic floor to the whims of the electronic crowd.

Bottom of Form
With their emergence as the predominant source of activity and profits, high-frequency traders have become the new masters of the Wall Street universe, reshaping financial markets in their image, just like the junk bond kingpins, corporate raiders and private equity powerhouses who reigned before them. High-frequency traders and their offshoots--the public trading venues that cater to them and the private "dark pools" that seek to shut them out--have become lightning rods for criticism among frazzled individual investors and grandstanding politicians who are shocked--shocked!--to find Wall Street trying to make a buck at a time like this.

Senator Charles Schumer (D--N.Y.) has demanded that the Securities & Exchange Commission prohibit the high-frequency gang from using something called flash quotes. SEC Chairman Mary Schapiro warned the lack of transparency in dark pools has "the potential to undermine public confidence in the equity markets." Nasdaq's Robert Greifeld has called for banning them outright. "America is destroying its capital market structure," frets Thomas Caldwell, chairman of Caldwell Asset Management, an NYSE investor.

Here's another viewpoint: All these scolds are missing the bigger picture. High-frequency trading adds liquidity, speeds execution and narrows spreads. This contrary view comes from, among others, George (Gus) Sauter, who oversees $920 billion in investments for the Vanguard Group. "We do think [high-frequency trading] enhances the marketplace for all traders," he says.
Getco's story parallels the changes afoot. Tierney, a cerebral economist and philosopher, began trading options on the floor of the Chicago Board Options Exchange in 1993. Schuler, a gregarious futures broker, started out in 1981 on the floor of the Chicago Mercantile Exchange and eventually opened his own firm. Acquaintances from the clubby world of Chicago's financial markets, they started talking about going into business together in 1999 and set up Getco that year as part of a vanguard of floor traders migrating from the pits to "upstairs" computerized trading rooms.

Early on the firm operated out of space in Schuler's firm barely big enough for a couple of desks and computers. For trading talent the partners scoured nearby Illinois Institute of Technology in search of skilled videogamers. As Getco grew, they bought gear from dying Internet companies and coded it to operate with ever less human intervention.

From the get-go the strategy was to trade fast, furiously and electronically. Getco's first point of attack was futures, which went electronic early. Tierney and Schuler programmed their computers, and the people manning them, to offer quotes and execute trades more quickly than rivals. Then, when the market moves, to do it again. By posting bids and offers for the same securities simultaneously, they are able to scoop up a spread of a tenth or a hundredth of a penny per share thousands of times a day while limiting the capital at risk. What Getco gives up by capping its risk it makes up for in volume. The company currently trades an estimated 1.5 billion shares a day with 220 employees and offices in Chicago, New York, London and Singapore.

Computerized trading is hardly new nor is the demonizing of its effects. The era of floor-based markets started drawing to a close with the popularization of Nasdaq's electronic system in the early 1980s. Program traders were the early electronic whiz kids until critics pinned the blame on them for the 1987 crash and circuit breakers limited their influence. A decade ago people working the Small Order Execution System, a.k.a. SOES bandits, began minting money by arbitraging spreads created by lags in the speed at which disparate Nasdaq marketmakers updated their prices; the dot-com bust eventually laid them low.

Others have shown impressive stamina. Former math professor and code cracker James Simons founded algorithmic trader Renaissance Technologies in 1982. But his firm came to true prominence only with the hedge fund boom of the past decade. Last year its flagship Medallion fund (assets: $9 billion) was up 80%. Simons ranked 55th on FORBES' 2009 list of the world's billionaires.
Dissatisfied with the duopoly the NYSE and Nasdaq enjoyed, then SEC Chairman Arthur Levitt (now an advisor to Getco and Goldman Sachs) in 1998 pushed through Regulation Alternative Trading Systems. Reg ats gave rise to a plethora of so-called electronic communications networks that made markets in stocks, or simply matched buyers with sellers. Two years later the exchanges began quoting prices in decimals instead of fractions. Overnight the minimum spread a marketmaker stood to pocket between a bid and offer was compressed from 6.25 cents, or a "teenie," down to a penny.

In classic Wall Street fashion traders set about finding new ways to earn a living. Some were nefarious. In 2004 seven NYSE specialist firms paid a quarter-billion dollars to settle charges of front-running clients.

Others viewed electronic markets as legitimate opportunities. The big wire houses hedged their bets by taking stakes in the various electronic communications networks that emerged in the 1990s. In 1999 Goldman Sachs paid $550 million for Hull Group, which used computer-based algorithms to trade equity options. "An unsustainable model" is how Duncan Niederauer described floor trading to forbes a year later. A Goldman derivatives trading exec at the time, he now runs the NYSE.

The final structural move that set the stage for the current electronic trading revolution was Regulation National Market System, put in place in 2005. Previously brokerages were, in theory, obliged to offer clients the best possible execution of stock orders. But it was left up to each firm to determine whether "best" meant the fastest or at the most favorable price. That left brokerages plenty of wiggle room to match buy and sell orders internally and pocket the spread, or send them to exchanges that paid kickbacks for order flow.
Under Reg NMS, by contrast, the SEC decreed that market orders be posted electronically and immediately executed at the best price available nationally. To Getco and its high-frequency brethren, Reg NMS was like catnip. Many began posting continuous two-sided quotes on hundreds of stocks. Some sought to arbitrage the tiny price spreads that existed at any given moment between buy and sell orders. Others, known as rebate traders, profited from payments for order flow the exchanges offered. Latency arbitragers, like the SOES bandits before them, sought to scoop up price differences resulting from momentary time lags between exchanges.

Today hundreds of firms are vying for a piece of the high-frequency action--huge ones like Goldman and Barclays Capital, hedge funds like Citadel and lesser-knowns like Getco and Wolverine Trading. Lime Brokerage, housed in chic lower Manhattan digs with a rooftop garden, handles trades for 200 high-frequency trading firms and individuals. Like hedge funds in the mid-1990s, high-frequency traders are popping up practically every day and attracting leading talent. Vincent Viola, who headed the New York Mercantile Exchange, recently opened Virtu Financial and lured away Christopher Concannon, former head of Nasdaq's transaction services. Private equity money is rushing in, too. General Atlantic reportedly paid $200 million to $300 million for 20% of Getco (Tierney, Schuler and employees own 80%) in 2007. Last year ta Associates acquired a stake in RGM Advisors and Summit Partners bought into Amsterdam's Flow Traders; deal terms were not disclosed.

With so many players, high-frequency trading has morphed into a technology arms race. In a well-publicized case, the FBI arrested former Goldman employee Sergey Aleynikov in July for allegedly stealing trading algorithms. Separately, Citadel claims in a lawsuit that Aleynikov's new employer, Teza Technologies, may have got illicit access to trading software it spent hundreds of millions of dollars developing. Teza has not been accused of wrongdoing by the government.

Making it in high-frequency trading these days requires the latest technology. Lots of it. Getco won't talk details, but others will. Infinium Capital is the biggest marketmaker in natural gas futures and runs its computers in 100,000 square feet near the Chicago River. The core of its operation is 40 racks of servers overseen by quant traders who man up to a dozen screens each.  Infinium's operation runs on a piece of the public electricity grid backed up by two separate power substations and 196,000 pounds of batteries. Not safe enough. Infinium is paying to install a 2,000-kilowatt diesel generator just in case. Infinium taps into the CME Group's computers, housed on the same floor of a data center, via dedicated fiber-optic lines capable of transmitting up to 5,000 orders per second with a lag time of no more than 10 milliseconds. Infinium has other servers strategically situated near exchange computers in New Jersey, London and Singapore.  The high-frequency boom is reshaping securities markets everywhere. Four years ago 13 people from TradeBot, a Kansas City trading outfit, left to form a new ECN called Bats Trading. Getco, Wedbush Morgan, Lime and seven big banks are now investors. Bats was granted full exchange status last year, adding a level of legitimacy and eliminating a time lag in reporting trades through another exchange. It now handles nearly 12% of daily U.S. stock trades. Direct Edge, a rival backed by Goldman, Citadel and Knight Trading, handles another 14%.

What's not to like? From a narrow perspective, the robot traders seem to be enjoying an unfair physical advantage over other investors. One eyebrow-raising reality is that a big chunk of high-frequency profits derive from jumping into markets before small investors can. In the high-frequency world, the 20 milliseconds it can take quotes to travel from Chicago to Nasdaq's market site in New Jersey (the flashy Times Square one familiar to the public is a TV prop) is an unacceptable lag. So interminable, in fact, that it gave rise to the entire strategy known as latency arbitrage. The need for speed, in turn, has led to a rush for real estate as close to securities exchanges as possible. In Chicago 6 square feet of space in the data center where the big exchanges also house their computers goes for $2,000 a month. It's not unusual for trading firms to spend 100 times that to house their servers, says Scott Caudell of 7ticks, which manages dozens of firms' servers there. Now even the tradition-bound NYSE plans to open a 400,000-square-foot tech center in New Jersey and is taking orders for server stalls.  Does this institutionalize an unlevel playing field? It does and it doesn't. Small-fry investors are cut out of the business of making 0.1 cent markups. But this isn't what the fellow buying 1,000 shares of ExxonMobil should be worried about. For him, the risk is that he pays 5 cents a share too much, only to see the quote fall back a nickel a few seconds later, perhaps because brokers in the middle could see what he was doing but he couldn't see what they were doing.

For years the regulators have tried to make trading fair by putting bids and offers out in the open. When Levitt took over the chairmanship of the American Stock Exchange 31 years ago, the talk was of a "composite limit order book" that would make it harder for middlemen to pocket undeserved spreads. That idea didn't fly, but variations of it lived on in all sorts of rules designed to force transparency on the market. The trouble with such rules is that they can't force anyone to really show his hand. A reg can mandate that a 10,000-share order be put on the tape within a certain number of seconds. It can't mandate that the hedge fund trader placing it reveals his intentions for his other 90,000 shares.  No surprise that today's order books are filled with feints and parries, made and withdrawn in a blink of the electronic eye--1,000-share bids and offers that are stalking horses for million-share moves. Unfair to the little guys? Not necessarily. Their salvation comes from volume. If enough shares move every second, it is less likely that they will be gouged out of a nickel spread.  Another controversial offshoot of high-frequency trading is sponsored access, which already accounts for 15% of Nasdaq activity. In the old world traders were required to send every order to a registered broker-dealer who passed it along to an exchange or executed it themselves. With sponsored access, traders send orders directly to exchanges. This has raised concerns that a lack of oversight could lead to the sort of disaster that overtook derivatives during the financial crisis.

Some high-frequency traders are sending out 1,000 orders a second. In the span of the two minutes it typically takes to rectify a trading system glitch, a careless trader could pump out 120,000 faulty orders. On a $20 stock that represents a $2.4 billion disaster. Without better controls, "The next Long-Term Capital meltdown will happen in a five-minute time period," warned Lime Brokerage in a June letter to the SEC.  While many market centers have adapted to cater to high-frequency traders, dark pools have adapted to evade them. Seth Merrin founded Liquidnet in 1999 as a place where professional money managers can swap large blocks of stock anonymously. It's the successor to the brokerage work that used to keep block traders at Weeden & Co., Goldman and First Boston busy decades ago, when the NYSE ruled Wall Street but a fair amount of its trading took place upstairs. The goal of Liquidnet is to avoid tipping off the market, including high-frequency arbitragers, that a big order is in the market and moving prices.

Merrin, even as he battles a bad market for new offerings and a legal dispute over patent infringement, aims to take Liquidnet public. The firm already handles 61 million shares a day, and Merrin views himself as something of a crusader who is enabling mutual funds, pension plans and other investors to trade at the best possible prices. All told, crossing systems like Liquidnet and Credit Suisse's Advanced Execution Services (300 million shares a day) handle about 8% of stock trades and are expected to control 10% by year's end.

The problem with such liquidity pools is that they are in fact "dark," meaning they conceal their orders from public markets. What's more, they piggyback off publicly displayed bids and offers rather than adding to the liquidity pools that determine them. That, in turn, has led to charges that they are depriving investors in both lit and dark markets of the best possible prices. Thus the calls for heavy-handed regulation or an outright ban.

Proponents of Big Brotherism should stop hyperventilating. The high-frequency engineers are already on the case, sniffing out when dark pools are trading at the midpoints between public bids and offers and posting their own prices around them (and, in turn, forcing the dark pools to come up with countermeasures to the countermeasures).

As this cat-and-mouse game plays out, trading is getting ever faster and spreads ever thinner. This probably isn't the market that securities market overseers envisioned, but it's working just fine.

Equity Trades Defy Economy as Wall Street
Transformers Abound
By Edgar Ortega

Feb. 19, 2009 -- The biggest surprise on Wall Street this year is proving to be the record $16.3 trillion of shares traded in the U.S. as stocks show no sign of rebounding from the first bear market since 2002 and the economy teeters on the brink of a recession.

Daily trading in December and January averaged 7.44 billion shares, 13 percent more than the previous quarterly peak, New York Stock Exchange data show. The pace is a boon to Goldman Sachs Group Inc., Morgan Stanley, Merrill Lynch & Co., Lehman Brothers Holdings Inc. and Bear Stearns Cos., whose equity- trading revenue will slip just 6.1 percent in 2008 from last year's record $36.7 billion, according to Sanford Bernstein & Co. The same income-stream shrank almost 40 percent in 2001 and 2002, after the Internet bubble burst.

Hedge fund customers who thrive on market swings will buttress the results while the brokerages' increasing use of electronic systems rather than human traders will keep costs down, exchange officials and bank executives say. The growth in equity derivatives and the firms' international expansion may also sustain revenue in a way not seen in prior market declines. For the biggest U.S. securities firms, stock trading may cushion the blow of subprime writedowns and credit losses.

``The equities business is much more diversified than it was eight years ago by a long shot, and it's more profitable because you are able to do so much more in an electronic world,'' said Daniel Coleman, 47, co-head of global equities at Zurich-based UBS AG, Europe's largest bank by assets. ``We've just created a lot more operational leverage.''

Recession-Bound
The International Monetary Fund cut its 2008 growth forecast for the world's biggest economies last month to 1.8 percent, the slowest pace since 2002, citing the surge in loan defaults in the U.S. Confidence among American consumers slumped to the lowest level since 1992 and factory output failed to increase, indicating damage from the housing-market contraction is pushing the economy toward a recession, according to figures released last week.
So far, the slowdown hasn't eroded the business of buying and selling stocks. The value of shares traded in the U.S. last month was 1.1 percent greater than the previous record, reached in July 2007, data from six U.S. exchanges show.

Average daily trading on the London Stock Exchange in December and January was 87 percent higher than a year earlier. Records were also set last month on German exchanges and NYSE Euronext's four European bourses, where 80 percent more trades were completed than a year earlier.

Historic Break
``Volumes in 2008, especially in the first half, are going to be very strong,'' said Andrew Fishman, 48, president of Schonfeld Group Holdings LLC, a New York-based brokerage that has doubled its trading over the past year to more than 200 million shares a day. ``While 2008 is more uncertain from a market direction or in terms of the overall economy, uncertainty tends to bring volatility and with that comes volume.''

The increase marks a break from history since trading has declined in all but one of the last six bear markets for U.S. stocks. Average daily volume at the NYSE fell as much as 27 percent in the year after the 1987 crash, according to Big Board data. About 21 percent fewer shares changed hands a year after the market peaked in 1980, while average daily trading after the January 1973 bear market didn't recover until January 1975.

A major difference now is the proliferation of hedge funds seeking to profit from swings in stock prices, according to Duncan Niederauer, who worked at Goldman for 22 years before being named chief executive officer of NYSE Euronext last year. Hedge fund assets have swelled to $1.87 trillion, almost four times more than in 2000, according to Chicago-based Hedge Fund Research Inc.

New Players
``I don't think the historical comparisons are valid because we have a completely different demographic of players today,'' Niederauer, 48, said in a Feb. 5 conference call with investors. Referring to the slowing economy, he said ``the effect is going to be very muted by the fact that a large part of the participants right now don't really care whether the market is going up or down.''

Hedge funds are private, largely unregulated pools of capital that use a wider range of trading strategies than most mutual funds, including betting on a decline in stock prices and using derivatives. In total, they account for about a quarter of trading in the U.S. and generate $3.2 billion in commissions, said Adam Sussman, director of research at Tabb Group LLC in Westborough, Massachusetts.
Greenwich Associates, a consulting firm in Greenwich, Connecticut, puts the total for 2007 at $2.5 billion, based on a survey of 250 institutional investors. That represents a 53 percent increase from 2005, Greenwich Associates data show.

Enter the Machines
Citadel Investment Group LLC -- Kenneth Griffin's Chicago- based hedge fund named to suggest a stronghold in volatile markets -- uses mathematical models and advanced computer systems to make investments that translate into about 5 percent of U.S. equity trading. D.E. Shaw & Co., which oversees $35 billion, relies on automated, 24-hour-a-day strategies that exploit shifts in asset prices around the world. The New York- based fund accounts for between 1 percent and 2 percent of trading at the NYSE.

Wall Street's biggest brokerages have kept pace by building machines capable of processing thousands of orders at a lower cost than hiring extra traders. Like the giant, shape-shifting robots featured last year in ``Transformers,'' the movie from executive producer Steven Spielberg, the electronic trading systems tackle a blizzard of tasks in fractions of a second.

Citigroup Inc.'s Automated Trading Desk tries to predict prices for 8,000 stocks 30 seconds into the future to give the largest U.S. bank an edge on rivals.

`Driving Down'
Credit Suisse Group, Switzerland's second-biggest bank, expanded its rapid-fire algorithmic trading programs to more than 30 countries and almost doubled its equity revenue over two years to 7.75 billion Swiss francs ($7.03 billion).  Lehman Brothers, the fourth-biggest U.S. securities firm by market value, climbed the ranks of brokers on exchanges in Frankfurt, Stockholm and Toronto after retooling its order- processing systems to reduce costs. The New York-based company was the top broker in Europe last year, up from third in 2005, and climbed 18 spots to No. 6 in Canada, according to Thomson Corp.'s Autex.   ``There was zero work done in the 1990s around the cost of execution by broker-dealers,'' said Brian Fagen, 41, Lehman's U.S. head of electronic trading sales. ``We are now much more focused on that as there's a definite competitive advantage in driving down the cost structure.''

Minor Bruising
Equity trading in the first quarter will increase 28 percent from a year earlier at Lehman, and more than 15 percent at Morgan Stanley, according to a Feb. 15 report by David Trone, an analyst at Fox-Pitt Kelton Cochran Caronia Waller in New York. He estimated gains of 11 percent at Bear Stearns, the fifth-largest securities firm, and about 6.6 percent for Goldman, the biggest firm. All four banks are based in New York.  For the year, ``they're not all going to post stellar numbers, but they're not going to get banged up,'' said Thomas Price, an 11-year Merrill Lynch veteran who is now a senior analyst at the Needham, Massachusetts-based consulting firm TowerGroup Inc. ``With the advent of technology and the expansion into global markets, I don't think they're going to let revenue slip that bad.''

Equity benchmark indexes from more than 45 countries, including Japan's Nikkei 225 Stock Average and France's CAC 40, have fallen more than 20 percent from their peak -- the common definition of a bear market. In the U.S., which accounts for at least 40 percent of revenue at the five firms, the Nasdaq Composite and the Russell 2000 indexes declined more than 20 percent from their highs. The Standard & Poor's 500 Index dropped as much as 16 percent from its Oct. 9 record.

Meaner, Leaner
``There will be less pain, but less pain still hurts,'' said Thomas Joyce, chief executive officer of Knight Capital Group Inc., which handles about $17 billion worth of trades daily. ``Brokerages may think they're mean, lean, fighting machines, but if a long bear market shows up they will certainly face challenges.''  Knight, based in Jersey City, New Jersey, makes markets in 17,000 U.S. stocks with 85 percent fewer traders than in 2002.

The stock slump in 2000 was the most severe bear market since 1971, according to the Stock Trader's Almanac. While volumes increased through the period, trading revenue at the five largest brokerages fell 16 percent in 2001 and another 27 percent in 2002, according to estimates from Sanford Bernstein analyst Brad Hintz in New York.

`More Transparency'
Brokers had fewer and smaller trading opportunities in 2000 as exchanges moved to quote stocks in penny increments instead of sixteenths of a dollar. Penny trading led to a drop in commissions as institutional investors turned to electronic systems to keep up with faster-moving quotes.

``You had more transparency of the execution process and those tools were on your own desktop,'' said Will Geyer, who was the head of U.S. trading in 2001 at Barclays Global Investors, when it managed more than $800 billion. ``At that point, the whole tide changed.''

By 2003, the average commission paid by an institutional investor trading NYSE-listed stocks had dropped to 4.7 cents per share from 5.9 cents in 2000, according to Greenwich Associates. Rates were about 4 cents a share in 2007, and they're unlikely to fall much further, Geyer said.

``The rate of commission compression is going to decrease,'' said Geyer, now president of JonesTrading Institutional Services LLC in Westlake Village, California. ``The rates have moved to such low levels now that there's not a lot left above the expenses.''

Buy-and-hold hasn't looked too good lately,
but churn-and-burn is no better.
By JASON ZWEIG FEBRUARY 13, 2010
(Excerpt from WSJ Article)

Stocks are sloshing around faster and cheaper than ever. You can trade online for $7.95 or less. Nearly 2 billion shares are handled daily on the NYSE, not counting trades in rival markets. Throw those in, and trading is a tidal wave, averaging 9.4 billion shares so far in February—up from 9.1 billion in January, says Rosenblatt Securities.

What to do when market volatility strikes? WSJ's Intelligent Investor columnist Jason Zweig says unless you're a real investment professional -- and maybe even then -- sometimes the best trading move is not to trade at all.

Pause before you plunge. Trading costs money, raises your tax bill and can reinforce bad habits. As Benjamin Graham defined it, investing requires "thorough analysis" and "promises safety of principal and an adequate return." Trading on rumors, hunches or fears is antithetical to investing.

Mr. Graham insisted that "the typical individual investor has a great advantage over the large institutions"—largely because individuals, unlike institutions, needn't measure performance over absurdly short horizons. The faster you trade, the more you fritter away that advantage.

A new study by Mercer, the consulting firm, and IRRC Institute, an investing think tank, asked the managers of more than 800 institutional funds how often they traded.

Two-thirds had higher turnover than they predicted; on average, they underestimated their turnover rate by 26 percentage points. Even though most are judged by performance over three-year horizons, their average holding period was about 17 months, and 19% of the managers held the typical stock for one year or less.